Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089
November 2, 2006
Via Facsimile and Mail
Mr. Jay Webb
Reviewing Accountant
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:	Finisar Corporation
Form 10-K for the Fiscal Year Ended April 30, 2006
Filed July 14, 2006
Form 10-Q for the Fiscal Quarter Ended July 31, 2006
File No. 000-27999
Dear Mr. Webb:
This correspondence is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated October 20, 2006, with respect to Finisar Corporation’s (the “Company”) Form 10-K Report for the fiscal year ended April 30, 2006 and Form 10-Q Report for the fiscal quarter ended July 31, 2006. We are submitting this correspondence in conjunction with the response letter to the Staff of even date herewith from DLA Piper US LLP, the Company’s legal counsel, responding to the SEC’s comments on behalf of the Company and in accordance with Staff guidance provided in SEC Press Release No. 2004-89 regarding submission of “Tandy” language.
     The Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you should have any questions regarding the above, please do not hesitate to contact me at (408) 542-4102.
Sincerely,

Finisar Corporation

By:	/s/ Stephen K. Workman
Name:	Stephen K. Workman
Title:	Senior Vice President, Finance and Chief Financial Officer

cc:	Joe C. Sorenson, DLA Piper US LLP